

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 3, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
following securities of B.A.T Capital Corporation, guaranteed by British American
Tobacco p.l.c., B.A.T., International Finance p.l.c., B.A.T., Netherlands Finance B.V.
and Reynolds American Inc. under the Exchange Act of 1934.

- 2.789% Notes due 2024
- 3.215% Notes due 2026
- 3.462% Notes due 2029
- 4.758% Notes due 2049

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.